May 9, 2002

02 MAY 16 AM 10:

Exemption No.82-3389

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Fin
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

02034071

SUPPL

Re: Kawasaki Steel Corporation
Rule 12g3-2(b) Exemption No. 82-3389

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Dear Sirs:

Enclosed is the following document required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b):

News Release (Issued on May 9, 2002)

If you have any questions about the enclosed materials, please contact the undersigned, telephone 81-3-3597-3273 and fax 81-3-3597-3266.

It is appreciated if you return a copy of this letter with your stamp for acknowledgment.
For your convenience, we enclosed a return envelope and an international postal coupon.

Yours very truly,

Kawasaki Steel Corporation

Tetsuo Oki
Group Head
Capital Market Group
Finance Dept.

For Immediate Press Release May 9, 2002

Conclusion of the Agreement for Consolidation of Kawasaki Steel and NKK

Kawasaki Steel Corporation ("KSC", President: Fumio Sudo) and NKK Corporation ("NKK", President: Masayuki Hammyo) have entered into the Agreement for Consolidation, and the two companies will submit the Agreement for approval at the respective annual shareholders' meetings scheduled for June 2002. Following are new basic items the two companies have agreed upon in the Agreement, in addition to those announced in December 2001 and February 2002:

I. Conditions of Stock-for-Stock Exchange

1. Scheduled date for establishing JFE Holdings, Inc.
   September 27, 2002

2. Exchange Ratios
   1,000 shares of KSC common stock for 100 shares of JFE Holdings common stock
   1,000 shares of NKK common stock for 75 shares of JFE Holdings common stock

   The estimated number of common shares of JFE Holdings, Inc. is 570 million.

3. Stock Exchange Listing
   The Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange

II. Capital and Auditors of JFE Holdings, Inc.

1. Capital
   The capital of JFE Holdings, Inc. will be 100 billion yen.

2. Auditors

The candidates for auditors of JFE Holdings, Inc. are :

Shinji Sakuwa	(currently Corporate Auditor of KSC)
Tatsuo Hayashi	(currently Senior Corporate Auditor of NKK)
Aritsugu Tashiro	(currently Corporate Auditor of NKK)
Toshikuni Nishinohara	(former Deputy President of Mizuho Holdings, Inc.)

III. Corporate Symbol

A sphere rotating eternally symbolizes JFE Group's stated mission. The endlessly rotating globe represents a group constantly pursuing new opportunities by actively seeking out new contacts and by deepening its communication with all customers. The blue color stands for trust and profoundness, and expresses the image of the corporation acting on a global stage and the infinite possibilities in association with sky and universe.

IV. Accelerated Realization of Synergy Effects

1. Synergy Effects in this fiscal year ending March 2003

JFE Group plans to achieve synergy effects totaling 80 billion yen by the end of fiscal year ending March 2006. In order to realize them in the steel business segment earlier than originally scheduled, the two companies have studied measures such as promoting OEM, and sharing competitive technology through technological exchange. The group expects to actualize synergy effects totaling 20 billion yen by the end of this fiscal year ending March 2003. Details are as follows:

Items	Annual synergy effects
Sharing competitive technology through technological exchange and expanding areas of exchange	6 billion yen
Reducing capital expenditure through eliminating redundancies of capex programs and optimized utilization of common facilities, and promotion of OEM	10 billion yen
Reducing procurement costs through volume discount and unified specifications	4 billion yen
Total	20 billion yen ※

※: 5 billion yen - 1st half of the year;15 billion yen - 2nd half of the year

The efficiency of R&D operations will be enhanced by avoiding redundancies of projects and focusing more on the development of new products.

2. Blast Furnace Operations and Optimized Production

(1) Relining of Blast Furnaces

The No. 2 blast furnace at Mizushima works and the No. 2 blast furnace at Keihin Works were originally scheduled to be relined in the second half of fiscal year ending March 2004. As, once established, JFE Steel will have sufficient iron-making capacity, it will reschedule relining programs to equalize the level of investment over the years. Details are as follows:

i) Relining of the No. 2 blast furnace at Keihin Works will be postponed by one year and be completed in the second half of fiscal year ending March 2005.

ii) The No. 2 blast furnace at Mizushima Works will be relined in the second half of fiscal year ending March 2004 as originally scheduled, but modernization of hot stoves will be postponed.

(2) Blast Furnace Operations

JFE Steel will have eleven blast furnaces and is contemplating closing two of them as detailed below:

i) As for Chiba Works, JFE Steel will close the No. 5 blast furnace by the end of fiscal year ending March 2004 and operate only the No. 6 blast furnace.

ii) At Mizushima Works, the No. 1 blast furnace has been used as a back-up while other blast furnaces are relined. As it becomes possible for JFE Steel to utilize iron from other works, the No. 1 blast furnace of Mizushima Works will remain idle even at the time its No. 2 blast furnace is relined.

3. Integrating Other Production Facilities

With regard to integrating production facilities other than blast furnaces, the two companies have been conducting the studies focused on consolidating production lines and effective utilization of production facilities, in consideration of geographical factors and uniqueness of the facilities. Details are as follows:

(1) Production of stainless steel slab (steel-making and casting)

The steel-making and casting operations of stainless steel at Fukuyama Works will be integrated into the existing operations at Chiba Works. The Stainless Steel Refining Furnace at Fukuyama Works will be used as a furnace for dephosphorization.

(2) Sheets: Batch Annealing Furnace and Continuous Annealing Line at Keihin Works

Studies are being conducted with a view to close the above facilities by the end of fiscal year ending March 2003.

(3) Others: Consolidation of Rolling Mills (Sheets, Shapes, and Pipes & Tubes)

Consolidation of the following facilities is being considered:

Production Line	No. of Lines in Operation	No. of Lines to be Closed
Electrolytic Galvanizing Lines	5	2
Continuous Galvanizing Lines	12	1
Electric Tinning Lines	3	1
Section Mills	7	1
Electric Resistance Welded Pipe Mills	8	1～2

The number of lines includes lines owned by the subsidiaries of the two companies.

This release includes forward-looking statements that reflect plans and expectations of KSC and NKK in relation to the share exchange schemes described above and the benefits resulting from them. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including in particular the ability of JFE Group to realize synergies effectively and future trends in the level of demand in the Japanese and overseas steel markets, that may cause JFE Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements of financial position expected or implied by these forward-looking statements.

<Notice to United States investors>

The business combination referred to in this release (the "Transaction") involves securities of foreign companies. The Transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this release has been prepared in accordance with foreign accounting standards that may not be comparable to similar financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since KSC and NKK are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

If you have any questions, please contact:

Kawasaki Steel Corporation
Tetsuo Oki (Mr.)
Manager, Investor Relations
Finance Department
Phone No : 81-3-3597-3280
Fax No : 81-3-3597-3266
E-mail: te-oki@kawasaki-steel.co.jp

NKK Corporation
Yukio Harada (Mr.)
General Manager
Investor Relations Department
Phone No : 81-3-3217-2183
Fax No : 81-3-3214-8407
E-mail: yukio_harada@ntsgw.tokyo.nkk.co.jp

Shinji Okutsu (Mr.)
Manager, Public Relations
Corporate Secretariat Department
Phone No : 81-3-3217-2140
Fax No : 81-3-3214-8436
E-mail: shinji_okutsu@ntsgw.tokyo.nkk.co.jp